Exhibit 99.1

ASX/Media Announcement

Immutep Announces First INSIGHT-004 Data and New TACTI-002 Data to be

Included in Poster Presentations During the ASCO 2020 Annual Meeting

SYDNEY, AUSTRALIA – April 30, 2020 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”) is pleased to announce new data are scheduled to be presented in two poster presentations during the American Society of Clinical Oncology’s (ASCO) Annual Meeting, a leading global scientific meeting for oncology professionals, taking place from 29 May – 31 May 2020. This year ASCO is being held in a virtual format due to restrictions resulting from the COVID-19 pandemic. Abstracts and poster presentations will be published on the ASCO website (click here) at 8 a.m. ET on Friday, May 29, 2020. In addition, Immutep will make the data available on its website following its publication at ASCO, at www.immutep.com.

Poster Presentations at ASCO20 Virtual Scientific Program:

Title:	Initial results from a phase II study (TACTI-002) in metastatic non-small cell lung or head and neck carcinoma patients receiving eftilagimod alpha (soluble LAG-3 protein) and pembrolizumab

Date:	Available from 8 a.m. ET on Friday, MAY 29, 2020

Presenter:	Dr. Enriqueta Felip, investigator

Abstract:	3100

Poster:	164

Title:	Open-label, phase I study evaluating feasibility and safety of subcutaneous IMP321 (LAG-3Ig fusion protein, eftilagimod alpha) combined with avelumab in advanced stage solid tumor entities: results from stratum D of the INSIGHT platform trial

Date:	Available from 8 a.m. ET on Friday, MAY 29, 2020

Presenter:	PD. Dr. Thorsten O. Goetze, investigator

Abstract:	3099

Poster:	163

About TACTI-002

TACTI-002 is being conducted in collaboration with Merck & Co., Inc., Kenilworth, NJ, USA (known as “MSD” outside the United States and Canada). It is evaluating the combination of efti with MSD’s KEYTRUDA® (or pembrolizumab, an anti-PD-1 therapy) in up to 109 patients.

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

ABN: 90 009 237 889

About INSIGHT-004

INSIGHT-004 is the fourth arm of the investigator-initiated INSIGHT trial which is being conducted by Institute of Clinical Cancer Research, Krankenhaus Nordwest GmbH in Frankfurt, Germany (IKF). It is being conducted under Immutep’s collaboration with Merck KGaA, Darmstadt, Germany, and Pfizer Inc., and is evaluating the safety, tolerability and recommended Phase II dose of Immutep’s lead immunotherapy product candidate efti when given in combination with avelumab in 12 patients with advanced solid malignancies.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3 protein (LAG-3Ig) based on the LAG-3 immune control mechanism. This mechanism plays a vital role in the regulation of the T cell immune response. Efti is currently in a Phase IIb clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT02614833); a Phase II clinical trial being conducted in collaboration with Merck & Co., Inc., Kenilworth, NJ, USA (known as “MSD” outside the United States and Canada) referred to as TACTI-002 to evaluate a combination of efti with KEYTRUDA® (pembrolizumab) in several different solid tumours (clinicaltrials.gov identifier NCT03625323); a Phase I clinical trial being conducted in collaboration with Merck KGaA, Darmstadt, Germany and Pfizer Inc. referred to as INSIGHT-004 to evaluate a combination of efti with avelumab (clinicaltrials.gov identifier NCT03252938); and a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT02676869).

Additional LAG-3 products, including antibodies, for immune response modulation in autoimmunity and cancer are being developed by Immutep’s large pharmaceutical partners. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Tim McCarthy, LifeSci Advisors

+1 (212) 915.2564; tim@lifesciadvisors.com

This announcement was authorised for release by the Chief Executive Officer of Immutep Limited.

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

ABN: 90 009 237 889